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Performance as of February 29, 2008



Inception 12-31-02	TOPFX	S&P 500 *
3 Months Ending 2/29/08	-0.9%	-9.7%
1 Year	12.8%	-3.6%
3 Years	3.6%	5.4%
5 Years	15.8%	11.6%
Since Inception	13.1%	10.3%

The Fund Fact Sheet contains additional details.

Performance detail is based on statistical analysis of the weekly returns of the Top Flight Long-Short Fund and the S&P 500 Index before dividends. The Prospectus contains this and other information about the Top Flight Long-Short Fund.

The Statement of Additional Information ("SAI") is not a prospectus. It should be read in conjunction with the Prospectus of the Top Flight Long-Short Fund dated February 1, 2008. The SAI incorporates by reference the Fund's Annual Report to Shareholders for the period ended September 30, 2007.

The performance information represents past performance and does not guarantee future results. Investment return and principal value will fluctuate so that shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. An investor should consider the investment objectives, risks, and charges and expenses of the investment carefully before investing. The prospectus contains this and other information about the fund and should be read carefully before investing. A prospectus can be viewed on this site or obtained by calling (801) 753-0045.

* The S&P 500 Index is an unmanaged, size-weighted index comprised of 500 stocks selected for market capitalization, liquidity, and industry group representation. The S&P 500 is used for comparative purposes. The Top Flight Long-Short Fund is not designed to track the S&P 500 index and its performance will differ from the benchmark.

TOPFX



TOP FLIGHT FUND ~ 800-869-1679

STRATEGY

HEADLINES

RESEARCH

OUR TEAM

Investment Strategy

Investors buy stocks for different reasons at different times. Investor preference for a particular investment style may be caused by macroeconomic conditions, policy shifts, cognitive errors or herd mentality. It may also dissipate quickly or persist for some time. The Fund seeks to exploit typical investor behavior by following a three step quantitative process.

1. The current market environment is evaluated to determine the factors that are most likely to identify performance leaders and laggards. Potential factors include stock valuations, company growth rates, market capitalization, etc. The performance attribution of these factors is monitored in real-time for early detection of style-preference shifts as they occur; factors used for stock selection in the fund frequently change in order to adjust for new information about macroeconomic conditions or investor behavior.

2. Long and short candidates are selected for inclusion or exclusion in the fund based on short term technical behavior. Short positions are generally initiated immediately following a short-term rally in stock price, while long positions are usually initiated following short-term declines. Positions are monitored daily, and are exited after reaching an initial appreciation target or breaching objective risk management measures.

3. The overall ratio of long exposure to short exposure is governed by an overall quantitative assessment of upside and downside market risk. Currently, the Fund's advisor believes short-term market risk is high to both the upside and the downside.

As of 1/31/08, long position candidates are characterized by several factors, including:
• Negative short- and long-term price momentum
• Next fiscal year positive earnings estimate revisions.
• Size (market capitalization)

As of 1/31/08, short position candidates are characterized by several factors, including:
• Positive short- and long-term price momentum
• Low broker ratings
• High expected intermediate-term earnings growth



Articles Featuring the Top Flight Long-Short Fund

Please visit appropriate publication to view the article.



BusinessWeek online

Owner-managers Bring Passion to Fund Investing
A manager who is also the fund company's owner wants to make money for shareholders because his reputation and his enterprise are at stake. That's the kind of passion for investing that fund shareholders should seek out.



HEDGE FUND LOUNGE

Demarcation lines between Funds continue to diminish
Jonathan Ferrell, portfolio manager for the Rock Canyon Top Flight fund, said, Investors have matured, more mutual fund investors understand hedge funds and the techniques they use now, according to him.



Investment Management Weekly

Large-Cap Value Could Lead In 2005, Predicts Manager
Large-cap value stocks could have a banner year this year, contends Jon Ferrell, a partner and portfolio manager at the Alpine, Utah-based Marriott Affiliated Capital Partners.



GANNETT

Hedge Fund Masquerades as a Mutual
A hedge fund -- because it has an assortment of special investment tools, such as the ability to sell short -- can further diversify the garden variety portfolio. It can do well even in a down market.



InvestmentNews

An Obscure Fund Getting Ready to Promote Itself
If you haven't yet heard of Jonathan Ferrell and his $9 million Rock Canyon Top Flight Fund (TOPFX), it's because he has never gone out of his way to market his unusual strategy.



TheStreet.com Real Experts - Real Time - RealMoney

Playing the Hedge Fund Craze
Feeling left out of Wall Street's recent embrace of hedge funds? Take heart: A number of mutual funds use equally sophisticated strategies that may even be better than the real thing -- at least for the average investor.

BusinessWeek

Thumbs up for MetLife
Jonathan Ferrell, founder and manager of Top Flight Fund (TOPFX), cares little about forecasting a company's business fortunes.

InvestmentNews

Peeking Over Shoulder of Others for Insight
To Jonathan Ferrell, manager of the $20 million Rock Canyon Top Flight Fund (TOPFX), which stocks to buy and sell is less important than which stocks the investment community in general is likely to buy and sell.

TheStreet.com Real Experts - Real Time - RealMoney

More Funds Are Hedging ...
Slowly but surely the mutual fund masses from Main Street are mixing with the hedge fund set on Wall Street.

STRATEGY
HEADLINES
RESEARCH
OUR TEAM



Top Flight Fund Gains National Exposure on CNNfn
Video Interview with Jon Ferrell, Fund Manager



Some Mutual Funds Thrive on High Turnover
The fund industry scandal has cast market timing, and frequent trading as bad news for mutual fund investors. But when the "timers" are actually fund portfolio managers whose dizzying spinning in and out of securities is eagerly embraced as a part of their core investment strategy, is the news still bad for investors, or is outperformance the result?

Top Flight Fund Soars by Discovering Emerging Trends
No matter what the current financial forecast is, there are some who have learned to navigate confidently through any type of conditions. Such is the case for Portfolio Manager Jonathan Ferrell of Utah's Rock Canyon Advisory Group....



STRATEGY

HEADLINES

RESEARCH

OUR TEAM



Jonathan Ferrell
President, Rock Canyon Advisory Group, Inc.
phone: (801) 753-0045
Jon@rockcanyonadvisors.com



Todd Draney
Director, Rock Canyon Advisory Group, Inc.
phone: (801) 753-0045
Todd@rockcanyonadvisors.com



Neil Ferrell
Chief Compliance Officer
phone: (801) 753-0045
neil@rockcanyonadvisors.com

The Top Flight Long-Short Fund
Phone: (800) 869-1679
Fax: (801) 753-0051
2989 West Maple Loop, Suite 210
Lehi, UT 84003

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